UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:	VITALTRUST BUSINESS DEVELOPMENT CORPORATION

Address of Principal Business Office:	5025 W. Lemon Street, Suite 200, Tampa, Florida 33609 (No. &Street, City, State, Zip Code)

Telephone Number (including area code):	(813) 341-4602

File Number under the Securities Exchange Act of 1934:	000-27277

The following is the basis for the filing of this notification of withdrawal:

VitalTrust Business Development Corporation. (the "Company") has changed the nature of its business so as to cease to be a business development company ("BDC"). As noted in the Company's Definitive Information Statement filed with the Securities and Exchange Commission on December 27, 2007, a majority of the voting power of the Company's outstanding common stock has voted to approve the recommendation of the board of directors of the Company (the "Board of Directors") to authorize the Board of Directors to withdraw the Company's election to be regulated as a BDC.

The Company intends to pursue a business model whereby it would continue its new role as the active operating managers, executive officer and Board Members for a series of small public and private corporations.

Under  its  new  business model, the Company will  at  all  times conduct  its activities in such a way that it will not be  deemed an "investment company" subject to regulation under the 1940 Act. Thus,  it will not hold itself out as being engaged in the  business of investing, reinvesting or trading in securities. In  addition,  the Company will conduct its business  in  such  a manner  as  to ensure that it will at no time own or  propose  to acquire investment securities having a value exceeding 40 percent of the Company's total assets at any one time.  The Company will also conduct its business in such a manner to ensure that it will at no time manage companies in such a manner so it would be considered a business development corporation or be subject to the 1940 Act.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1938 (3-01)

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Tampa and the state of Florida on the 13th day of March, 2008.

[SEAL]		Signature VITALTRUST BUSINESS DEVELOPMENT CORPORATION (Name of Company)

		By	/s/ Alex Edwards
Chief Executive Officer

Attest:	/s/ Beverly B. Mercer
(Name)

Executive Assistant
(Title)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1938 (3-01)

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